Exhibit 99.1

Hunter Maritime Acquisition Corp. Announces
Completion of Merger with NCF Wealth Holdings Limited

March 21, 2019 -- Today, Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company" or "Hunter"), a special purpose acquisition company, announced the consummation of its business combination with privately-held NCF Wealth Holdings Limited (“NCF Wealth”).    Hunter issued 200,000,000 Class A common shares to the former shareholders of NCF Wealth at the closing of the merger. The former shareholders of NCF Wealth are also entitled to receive up to 50,000,000 additional Class A common shares if the combined company meets certain financial performance targets for the 2019 and 2020 fiscal years.

Hunter plans on changing its name to NCF Wealth Holdings Limited in the coming weeks. The Company’s common stock, units and warrants will continue to trade under the symbols “HUNT”, “HUNTU”, and “HUNTW” until the Company changes its name.

NCF Wealth is a fintech company in China. primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building a closed-loop ecosystem in the field of internet finance. It also provides financing advisory and technical support for borrowers when they announce their financing needs. NCF Wealth aims to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SMEs”) and individual borrowers. NCF Wealth generates revenues primarily from fees charged to borrowers for matching them with lenders through the facilities of its online platform and for providing financing advisory services to them. NCF Wealth’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF Wealth does not itself finance the loans offered on its platform with its own funds.

Jia Sheng, Chief Executive Officer of the combined company said “As a leading fintech company in China, NCF Wealth is excited to become a public company to further enhance its brand image and ability to serve its clients and counterparties, extending its already impressive track record. NCF Wealth is now positioned to utilize the capital markets for strategic expansion of its businesses and acquisition of strategic resources.”

The existing management team of NCF Wealth will continue to operate the business post-transaction and will serve as executive management of the post business combination public holding company. Jia Sheng will be the Chief Executive Officer, Huanxiang Li will be the President, and Li Wei will be the Chief Financial Officer.

Hunter’s new Board of Directors will be comprised of Mr. Sheng, Mrs. Li, and three additional persons: Tao Yang, David X. Li and Kevin C. Wei. Together, the board brings years of experience and expertise in finance and technology to the combined company.

About NCF Wealth Holdings Limited

NCF Wealth is a fintech company in China. primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building a closed-loop ecosystem in the field of internet finance. It also provides financing advisory and technical support for borrowers when they announce their financing needs. NCF Wealth aims to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SMEs”) and individual borrowers. NCF Wealth generates revenues primarily from fees charged to borrowers for matching them with lenders through the facilities of its online platform and for providing financing advisory services to them. NCF Wealth’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF Wealth does not itself finance the loans offered on its platform with its own funds.

About Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp. was a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Forward Looking Statements

This communication includes certain statements that may constitute "forward-looking statements" for purposes of the federal securities laws.  Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions.  The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements may include, for example, statements about the benefits of the transaction described in this communication; the future financial performance of NCF Wealth Holdings Limited following the transaction; changes in NCF Wealth Holdings Limited's reserves and future operating results; and expansion plans and opportunities.  These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties.  Accordingly, forward-looking statements should not be relied upon as representing NCF Wealth Holdings Limited's views as of any subsequent date, and NCF Wealth Holdings Limited does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.  You should not place undue reliance on these forward-looking statements.  As a result of a number of known and unknown risks and uncertainties, NCF Wealth Holdings Limited's actual results or performance may be materially different from those expressed or implied by these forward-looking statements.  Some factors that could cause actual results to differ include NCF Wealth Holdings Limited's ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition and the ability of NCF Wealth Holdings Limited to grow and manage growth profitably following the transaction; changes in applicable laws or regulations; the possibility that NCF Wealth Holdings Limited may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in Hunter's public filings with the Securities and Exchange Commission.

SOURCE: Hunter Maritime Acquisition Corp.

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